T3 TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash	$ 3,570,058
Due from broker	1,200,000
Securities owned, at fair value	33,037,938
Furniture and equipment (net of accumulated depreciation of $3,507)	5,421
Other assets	4,654
Total assets	$ 37,818,071
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 4,822,611
Due to broker	12,257,378
Due to related party	17,438
Accounts payable and accrued expenses	2,385,734
Total liabilities	19,483,161
Members' equity	18,334,910
Total liabilities and members' equity	$ 37,818,071

See accompanying notes to financial statement.